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                                    UNITED STATES

                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                               (Amendment No. ______)*

                         JW CHARLES FINANCIAL SERVICES, INC.
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                     0001598431
                                    (CUSIP Number)


     Gerard A. Chamberlain, Wilmington Trust Company, Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890 (302) 651-1268 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                        January 19, 1996
                     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

     Check the following box if a fee is being paid with the statement (X). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     Note:   Six copies  of this  statement, including  all exhibits,  should be
     filed  with the Commission.   See Rule 13d-1(a)  for other  parties to whom
     copies are to be sent.

                                                              Page 2 of 16 pages

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 3 of 16 pages

                                                 SCHEDULE 13D
     CUSIP No. 0001598431



       1               NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       WT Investments, Inc.


       2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                             (a) (X)
                                                                                                     (b) ( )


       3               SEC USE ONLY




       4               SOURCE OF FUNDS*

                       00


       5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO              ( )
                       ITEMS 2(d) or 2(e)




       6               CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware

       NUMBER OF       7       SOLE VOTING POWER
       SHARES
       BENEFICIALLY            400,000
       OWNED BY EACH
       REPORTING
       PERSON WITH

                       8       SHARED VOTING POWER

                               0






                                                              Page 4 of 16 pages

                       9       SOLE DISPOSITIVE POWER

                               400,000


                       10      SHARED DISPOSITIVE POWER

                               0


       11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       400,000

       12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*             ( )



       13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       9.3%

       14              TYPE OF REPORTING PERSON*

                       CO

                                *SEE INSTRUCTIONS BEFORE FILLING OUT!
                       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                   (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION






                                                              Page 5 of 16 pages

                                                 SCHEDULE 13D
     CUSIP No. 0001598431

       1               NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Wilmington Trust Company


       2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a) (X)
                                                                                                                           (b) ( )


       3               SEC USE ONLY



       4               SOURCE OF FUNDS*

                       WC


       5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO              ( )
                       ITEMS 2(d) or 2(e)




       6               CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware


                       7          SOLE VOTING POWER
       NUMBER OF
       SHARES                     0
       BENEFICIALLY
       OWNED BY EACH   8          SHARED VOTING POWER
       REPORTING
       PERSON WITH                0


                       9          SOLE DISPOSITIVE POWER

                                  0


                       10         SHARED DISPOSITIVE POWER

                                  0






                                                              Page 6 of 16 pages

       11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       0

       12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*            (X)



       13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0
       14              TYPE OF REPORTING PERSON*

                       BK, HC


                                *SEE INSTRUCTIONS BEFORE FILLING OUT!
                       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                   (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION






                                                              Page 7 of 16 pages

                                                 SCHEDULE 13D
     CUSIP No. 0001598431

       1                NAME OF REPORTING PERSON
                        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Wilmington Trust Corporation


       2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  (X)
                                                                                                                       (b)  ( )


       3                SEC USE ONLY





       4                SOURCE OF FUNDS*

                        00


       5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO               ( )
                        ITEMS 2(d) or 2(e)




       6                CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware


                        7      SOLE VOTING POWER

                               0


       NUMBER OF        8      SHARED VOTING POWER
       SHARES
       BENEFICIALLY            0
       OWNED BY EACH
       REPORTING
       PERSON WITH

                        9      SOLE DISPOSITIVE POWER

                               0






                                                              Page 8 of 16 pages

                        10     SHARED DISPOSITIVE POWER

                               0


       11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        0

       12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*             (X)




       13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        0

       14               TYPE OF REPORTING PERSON*

                        CO, HC

                                *SEE INSTRUCTIONS BEFORE FILLING OUT!
                       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                   (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                                              Page 9 of 16 pages

     ITEM 1.  SECURITY AND ISSUER.

              The  issuer  of  the  securities which  are  the  subject of  this
     Schedule 13D is JW Charles Financial Services, Inc., a Florida corporation ("JW Charles"). JW Charles's address is 980 North Federal Highway, Boca Raton, Florida 33432.

              The class of equity security to which this Schedule 13D relates is common stock, $.001 par value per share ("Common Stock"), of JW Charles.

     ITEM 2.  IDENTITY AND BACKGROUND.

              (a-c)The names  of the persons  filing this Schedule  13D (each  a
     "Filing Person" and, collectively, the "Filing Persons") are WT Investments, Inc. ("WTI"), Wilmington Trust Company ("Bank") and Wilmington Trust Corporation ("Holding Company"). The Bank owns all of the issued and outstanding stock of WTI. The Holding Company owns all of the issued and outstanding stock of the Bank.

                      (1) WTI is a Delaware-chartered corporation. Its principal business is managing investments. The address of its principal business and principal office is Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890.

                               WTI's sole  director is  Thomas P. Collins.   Mr.
     Collins' residence address is 513 Country Club Drive, Wilmington, Delaware 19803. He is Vice President and Secretary of the Bank, a Delaware-chartered bank and trust company whose principal business address and principal office is Rodney Square North, 1100 North Market Street,
     Wilmington, Delaware 19890. The Bank's principal business is banking. Mr. Collins is a citizen of the United States.

                      WTI's executive officers are:

                      a. Ted T. Cecala. Mr. Cecala's residence address is 11 Boysenberry Drive, Hockessin, Delaware 19707. He is Vice President of WTI and Vice Chairman and Chief Operating Officer of the Bank. Mr. Cecala is a citizen of the United States.

                      b. Matthew J. Lynch, Jr. Mr. Lynch's residence address is 1402 Riverview Avenue, Wilmington, Delaware 19806. He is Secretary of WTI and Vice President and Staff Attorney of the Bank. Mr. Lynch is a citizen of the United States.

              (2)     The Bank's directors are:

                      a. Robert H. Bolling, Jr. Mr. Bolling's mailing address is Box 4300, Wilmington, Delaware 19807. He is the owner of R.
     H. Bolling, Jr., P. E., a consulting engineering firm with an office at 4001 Kennett Pike, Suite 314, Two Greenville Crossing, Wilmington, Delaware 19807. Mr. Bolling is a citizen of the United States.

                                                             Page 10 of 16 pages

                      b. Carolyn S. Burger. Ms. Burger's residence address is 354 East Hillendale Road, Kennett Square, Pennsylvania 19348. She is the President and Chief Executive Officer of Bell Atlantic-Delaware, a telecommunications company with an office at 901 Tatnall Street, Wilmington, Delaware 19801. Ms. Burger is a citizen of the United States.

                      c.       Mr. Cecala.

                      d. Richard R. Collins. Mr. Collins' residence address is 1301 North Harrison Street, Dorsett Apartments, Apartment 1007, Wilmington, Delaware 19806. He is Chairman of Collins, Inc., a consulting and real estate development firm with a mailing address of P.O. Box 3980, Wilmington, Delaware 19807, Chairman of Intercontinental Finance Group, a consultant for insurance and financial service companies, and a consultant for American International Group and American Life Insurance Company. Mr. Collins is a citizen of the United States.

                      e. Charles S. Crompton, Jr. Mr. Crompton's mailing address is P.O. Box 3946, Greenville, Delaware 19807. He is a partner in the law firm of Potter, Anderson & Corroon, whose principal business address and principal office is 350 Delaware Trust Building, P.O. Box 951, Wilmington, Delaware 19899. Mr. Crompton is a citizen of the United States.

                      f. H. Stewart Dunn, Jr. Mr. Dunn's residence address is 418 South Lee Street, Alexandria, Virginia 22314. He is a partner in the law firm of Ivins, Phillips & Barker, whose principal business address and principal office is 1700 Pennsylvania Avenue, N.W., Washington, D.C. 20006. Mr. Dunn is a citizen of the United States.

                      g. Edward B. duPont. Mr. duPont's residence address is 100 Snuff Mill Road, Wilmington, Delaware 19807. He is a private investor with an office at 1004 Wilmington Trust Center, Wilmington, Delaware 19801. Mr. duPont is a citizen of the United States.

                      h.       Robert C.  Forney.  Mr. Forney's  mailing address
     is Hilltop View  Road, P.O. Box 549,  Unionville, Pennsylvania  19375.   He
     is retired and is a citizen of the United States.

                      i. Thomas L. Gossage. Mr. Gossage's residence address is 8 Wood Road, Wilmington, Delaware 19806. He is Chairman of the Board, President and Chief Executive Officer of Hercules, Incorporated, a chemical company whose principal business address and principal office is Hercules Plaza, 1313 North Market Street, Wilmington, Delaware 19899. Mr. Gossage is a citizen of the United States.

                      j. Robert V. A. Harra, Jr. Mr. Harra's residence address is 128 Parrish Lane, Shipley Woods, Wilmington, Delaware 19810. He is President of the Bank and is a citizen of the United States.

                                                             Page 11 of 16 pages

                      k. Andrew B. Kirkpatrick, Jr. Mr. Kirkpatrick's residence address is 9 Barley Mill Drive, Greenville, Delaware 19807. He is a partner in the law firm of Morris, Nichols, Arsht and Tunnell, whose principal business address and principal office is 1105 North Market Street, P.O. Box 1347, Wilmington, Delaware 19899. Mr. Kirkpatrick is a citizen of the United States.

                      l. Rex L. Mears. Mr. Mears's mailing address is Route 4, Box 777, Seaford, Delaware 19973. He is President of Ray S. Mears and Sons, Inc., a farming corporation with a mailing address of Route 4, Box 35, Seaford, Delaware 19973. Mr. Mears is a citizen of the United States.

                      m.       Hugh  E. Miller.  Mr.  Miller's residence address
     is 9 Carriage  Path, Chadds Ford, Pennsylvania   19317.  He is  retired and
     is a citizen of the United States.

                      n. Stacey J. Mobley. Mr. Mobley's residence address is 141 Deer Valley Lane, Wilmington, Delaware 19807. He is Senior Vice President, External Affairs, E. I. duPont de Nemours and Company, Incorporated, a chemical company with an office at 9510 Nemours Building, 1007 Market Street, Wilmington, Delaware 19898. He is a citizen of the United States.

                      o. Leonard W. Quill. Mr. Quill's residence address is 1104 Arundel Drive, Wilmington, Delaware 19808. He is Chairman of the Board of the Bank and is a citizen of the United States.

                      p. David P. Roselle. Mr. Roselle's residence address is 47 Kent Way, Newark, Delaware 19711. He is President of the University of Delaware, with an office at 104 Hullihan Hall, Newark, Delaware 19716. Mr. Roselle is a citizen of the United States.

                      q. Thomas P. Sweeney. Mr. Sweeney's residence address is 2301 Delaware Avenue, Wilmington, Delaware 19806. He is a partner in the law firm of Richards, Layton & Finger, whose principal business address and principal office is One Rodney Square, P.O. Box 551, Wilmington, Delaware 19899. Mr. Sweeney is a citizen of the United States.

                      r.       Bernard J.  Taylor, II.   Mr.  Taylor's residence
     address is  23961 Kinnards  Point Drive, Worton,  Maryland   21678.  He  is
     retired and is a citizen of the United States.

                      s.       Mary  Jornlin Theisen.   Ms.  Theisen's residence
     address is 715  Blackshire Road,  Wilmington, Delaware   19805.   She is  a
     citizen of the United States.

                      t. Robert W. Tunnell, Jr. Mr. Tunnell's residence address is E 1002 Barb Row, Pot Nets East, Long Neck, Delaware 19966. He is managing partner of Tunnell Companies, L.P., an owner and developer of

                                                             Page 12 of 16 pages

     real estate with a mailing address of R.D. 1, Box 291, Long Neck, Delaware 19966. Mr. Tunnell is a citizen of the United States.


              The Bank's executive officers are:

                      a.       Mr. Cecala.

                      b.       Howard K.  Cohen.  Mr. Cohen's  residence address
     is 1105  Graylyn Road,  Wilmington, Delaware   19803.   He  is Senior  Vice
     President of the Bank and is a citizen of the United States.

                      c. William J. Farrell, II. Mr. Farrell's residence address is 23 Kenwick Road, Hockessin, Delaware 19707. He is Senior Vice President of the Bank and is a citizen of the United States.

                      d.       David R. Gibson.   Mr. Gibson's residence address
     is  10 Sayers  Court,  Wilmington, Delaware    19803.   He  is Senior  Vice
     President of the Bank and is a citizen of the United States.

                      e.       Mr. Harra.

                      f. George W. Helme, IV. Mr. Helme's residence address is Park Plaza, No. 202, 1100 Lovering Avenue, Wilmington, Delaware 19806. He is Senior Vice President of the Bank and is a citizen of the United States.

                      g.       Joseph  M.  Jacobs, Jr.    Mr. Jacobs'  residence
     address is 1300 Bracken Avenue, Wilmington, Delaware 19808. He is Senior Vice President of the Bank and is a citizen of the United States.

                      h.       John H.  Kipp.   Mr. Kipp's residence  address is
     2649  Cypress  Road,  Wilmington, Delaware    19810.    He  is Senior  Vice
     President of the Bank and is a citizen of the United States.

                      i.       Hugh D. Leahy, Jr.  Mr. Leahy's residence address
     is 2022 Delaware  Avenue, Wilmington, Delaware   19806.  He is  Senior Vice
     President of the Bank and is a citizen of the United States.

                      j.       Robert  A. Matarese.   Mr.  Matarese's  residence
     address  is 225 Hawkes  Court, Hockessin,  Delaware   19707.  He  is Senior
     Vice President of the Bank and is a citizen of the United States.

                      k.       Mr. Quill.

              (3)     The Holding  Company  is  a  Delaware-chartered  bank  and thrift holding company. The address of its principal business and principal office is Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890. Its directors are the same as the directors of the Bank. Its executive officers are Messrs. Quill, Cecala and Harra. Mr. Quill is the Holding Company's Chairman of the Board and Chief

                                                             Page 13 of 16 pages

     Executive Officer, Mr. Cecala is its Vice Chairman and Chief Operating Officer and Mr. Harra is its President and Treasurer.

              (d) No Filing Person nor any of its directors or executive officers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

              (e) No Filing Person nor any of its directors or executive officers has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of that proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to those laws.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              On January 19, 1996, JW Charles issued a warrant to WTI in connection with a loan the Bank made to JW Charles, as more fully described in Item 4 below.

              No other Filing Person nor any director or executive officer of any Filing Person made any payment to JW Charles for the warrant which is the subject of this Schedule 13D.

     ITEM 4.  PURPOSE OF TRANSACTION.

              On January 19, 1996, the  Bank issued to JW Charles an  unsecured, revolving line of credit in the maximum principal amount of $2,500,000 (the "Line of Credit"). A copy of the Line of Credit is attached hereto as Exhibit B. The unpaid balance of advances drawn under the Line of Credit bear interest at a variable rate based on changes in an index which is designated as the Bank's "National Commercial Rate." That rate currently is 8.5% per annum. JW Charles must make monthly payments of interest on the unpaid balance of the Line of Credit, and must pay the outstanding principal and all unpaid interest on December 31, 2002.

              On  January 19,  1996, WTI  acquired a warrant  to purchase  up to
     400,000 shares of common stock of JW Charles (the "Warrant"). WTI can exercise the Warrant in whole or in part, at any time and from time to time, from January 19, 1996 until December 31, 2002. The Warrant may be exercised by WTI's paying JW Charles an amount equal to the product of the exercise price as defined therein multiplied by the number of shares of JW Charles's common stock being purchased. The exercise price per share under the Warrant is the greater of $5.50 or an amount, calculated on March 31 of each year based on JW Charles's financial statements for the preceding year, equal to (1) the sum of JW Charles's total revenues multiplied by .175 plus (2) its earnings before taxes multiplied by 2.5 divided by (3) the average number of its weighted shares of common stock outstanding. The Warrant contains certain antidilution provisions and provides for certain adjustments in the event of dividends and other

                                                             Page 14 of 16 pages

     distributions on JW Charles's common stock or upon a reorganization, reclassification, merger or sale of JW Charles.

              WTI acquired the Warrant for investment. The Warrant is not transferable except to an affiliate of WTI. In addition, neither the Warrant nor the shares of JW Charles's common stock which WTI would receive upon exercising the Warrant have been registered under the Securities Act of 1933 or any state "blue sky" law. The Warrant provides WTI with certain "piggyback" registration rights for the shares underlying the Warrant if JW Charles files a registration statement relating to any of its securities before the end of the Warrant's term. However, WTI has no other authority to demand registration of the Warrant or the shares of common stock of JW Charles which would be issued upon the Warrant's exercise. No Filing Person has exercised the Warrant.

              A copy of the Warrant is attached hereto as Exhibit C.

              At the present time, (a) no Filing Person nor any of its directors or executive officers has any plans to purchase additional warrants for or shares of JW Charles's common stock and (b) WTI has no plans to dispose of the Warrant.

              Under the Line of Credit, JW Charles agreed to use its best efforts to cause its Board of Directors to include one representative of the Bank, or representation equal to 10% of JW Charles's Board of Directors, whichever is greater, for as long as WTI holds the Warrant or owns more than 4.9% of JW Charles's common stock. However, the Bank has not exercised its rights under this provision and has no plan at the present time to do so.

              No Filing Person nor any of its directors or executive officers has any plans or proposals which relate to or would result in:

              (a)     An extraordinary corporate transaction, such  as a merger,
     reorganization   or  liquidation,  involving  JW  Charles  or  any  of  its subsidiaries;

              (b) A sale or transfer of a material amount of assets of JW Charles or any of its subsidiaries;

              (c) Any change in the present board of directors or management of JW Charles, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on that board of directors;

              (d)     Any   material    change   in    JW   Charles's    present
     capitalization or dividend policy;

              (e) Any other material change in JW Charles's business or corporate structure;

                                                             Page 15 of 16 pages

              (f) Changes in JW Charles's charter or bylaws or other actions which may impede the acquisition of control of JW Charles by any person;

              (g) Causing a class of JW Charles's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

              (h)     A  class  of  JW  Charles's  equity   securities  becoming
     eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

              (i)     Any action similar to any of those enumerated above.

     The Filing Persons and their directors and executive officers reserve the right to adopt such plans and proposals in the future, subject to applicable regulatory requirements, if any.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

              (a) and (b) As of January 29, 1996, WTI held the Warrant, which entitles it to acquire up to 400,000 shares of JW Charles's common stock. This represents 9.3% of the 4,308,898 shares of JW Charles's common stock which would be outstanding if the Warrant were exercised in full, based on the Report on Form 10-Q which JW Charles filed with the Securities and Exchange Commission in respect of the quarter ending September 30, 1995. WTI has the sole power to vote and dispose of the shares of common stock which it may acquire upon exercise(s) of the Warrant. Neither the Bank nor the Holding Company has any right to vote or dispose of the Warrant nor the shares of common stock underlying the Warrant.

              (c) Except for WTI's acquisition of the Warrant on January 19, 1996, no Filing Person nor, to the best knowledge of each Filing Person, any of its directors or executive officers has made any purchase or sale of JW Charles's common stock within 60 days prior to January 29, 1996.

              (d)     Not applicable.

              (e)     Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              Except  for the  Line  of Credit  and  the Warrant,  there  are no
     contracts,  arrangements,   understandings  or   relationships  (legal   or
     otherwise) among the Filing Persons or any of their directors or executive officers or between any of the Filing Persons or any of their directors or executive officers and any other person with respect to JW Charles's common stock, including but not limited to transfer or voting of any shares of its common stock, finder's fees, joint ventures, loan or option
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                                                             Page 16 of 16 pages

     arrangements, puts or calls, guarantees of profits, division of profit or loss or the giving or withholding of proxies.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

              Joint Filing Agreement attached hereto as Exhibit A.

              Line of Credit attached hereto as Exhibit B.

              Warrant attached hereto as Exhibit C.


                               SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               WT INVESTMENTS, INC.

                               /s/ Ted T. Cecala
     Date:  January 29, 1996   By:------------------------
                                  Ted T. Cecala
                                  Vice President


                               WILMINGTON TRUST COMPANY

                                   /s/ Ted T. Cecala
     Date:  January 29, 1996   By:------------------------
                                   Ted T. Cecala
                                   Vice Chairman


                               WILMINGTON TRUST CORPORATION

                                   /s/ Ted T. Cecala
     Date:  January 29, 1996   By:-------------------------
                                   Ted T. Cecala
                                   Vice Chairman